Filed Pursuant to Rule 433

Registration No. 333-281887

Issuer Free Writing Prospectus, dated July 30, 2025

PRICING TERM SHEET

July 30, 2025

Celcuity Inc.

Offerings of

$85.0 Million of Shares of Common Stock and Pre-Funded Warrants

(consisting of 1,836,842 Shares of Common Stock and Pre-Funded Warrants to Purchase up to 400,000 Shares of Common Stock)

$175.0 Million Aggregate Principal Amount of 2.750% Convertible Senior Notes due 2031

The information in this pricing term sheet supplements (i) Celcuity Inc.’s (“Celcuity”) preliminary prospectus supplement, dated July 28, 2025, as supplemented by the Issuer Free Writing Prospectus, dated July 30, 2025 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock, and in lieu of common stock to certain investors that so choose, pre-funded warrants to purchase shares of our common stock (the “Common Stock Offering”), and (ii) Celcuity’s preliminary prospectus supplement, dated July 28, 2025 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and, in each case, the accompanying prospectus, dated December 2, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement to the extent inconsistent with the information in the Common Stock Preliminary Prospectus Supplement and Convertible Notes Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Celcuity. Celcuity has increased the size of the Common Stock Offering from $75,000,000 to $85,000,000 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $97,750,000). In addition, Celcuity has increased the size of the Convertible Notes Offering from $150,000,000 to $175,000,000 (or, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option, $201,250,000) and has agreed to eliminate the conditional conversion feature of the notes to permit conversions at any time prior to the close of business on the trading day immediately preceding the maturity date, to irrevocably fix the settlement method to physical settlement, and to add a beneficial ownership blocker as described below. The final prospectus supplements relating to the Common Stock Offering and the Convertible Notes Offering will reflect conforming changes relating to such increase in the size of the Common Stock Offering and the Convertible Notes Offering, respectively.

Issuer:	Celcuity Inc.

Ticker/Exchange for Our Common Stock (“Common Stock”):	“CELC” / The Nasdaq Capital Market

Last Reported Sale Price per Share of the Common Stock on July 29, 2025:	$38.50

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Common Stock Offering

Securities:	1,836,842 shares of common stock, par value $0.001 per share, of Celcuity Inc. (the “Common Stock”) (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 2,172,368 shares of Common Stock) and in lieu of Common Stock to certain investors that so choose, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 400,000 shares of Common Stock

Offering Size:	$85.0 million (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, approximately $97.75 million)

Public Offering Price per Share of Common Stock and Pre-Funded Warrant:	$38.00 per Share of Common Stock and $37.999 per Pre-Funded Warrant

Underwriting Discounts:	$2.28 per share of Common Stock, $2.28 per Pre-Funded Warrant, and approximately $5.1 million in the aggregate (or approximately $5.9 million in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock)

Trade Date:	July 30, 2025

Settlement Date:	T+1; July 31, 2025

Use of Proceeds:	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $79.6 million (or approximately $91.6 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of our Common Stock in full), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from the Common Stock Offering, together with the net proceeds from the Concurrent Convertible Notes Offering, for working capital and general corporate purposes, which may include capital expenditures, research and development expenditures, clinical trial expenditures, commercial launch expenditures, expansion of business development activities and other general corporate purposes. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Subject to the above, we may also use a portion of the net proceeds from the Common Stock Offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

Joint Book-Running Managers:	Jefferies LLC
TD Securities (USA) LLC
Leerink Partners LLC

Passive Book-Runner/Lead Manager:	LifeSci Capital LLC

CUSIP/ISIN Numbers for the Common Stock:	CUSIP: 15102K100 / ISIN: US15102K1007

Convertible Note Offering

Issuer:	Celcuity Inc.

Securities:	2.750% Convertible Senior Notes due 2031 (the “Notes”)

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Offering Size:	$175.0 million aggregate principal amount of Notes (or $201.25 million aggregate principal amount if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Maturity Date:	August 1, 2031, unless earlier converted, redeemed or repurchased

Conversion Rights:

Holders may convert all or any portion of their notes, in multiples of $1,000 principal amount, at their option, at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date.

The conversion rate for the notes is initially 19.4932 shares of Common Stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $51.30 per share of Common Stock), subject to adjustment pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

Notwithstanding the provisions of “Description of Notes—Conversion Rights—Settlement Upon Conversion” in the Convertible Notes Preliminary Prospectus Supplement, which provides that upon conversion, we will satisfy our conversion obligation by paying or delivering, as applicable, cash, shares of our Common Stock or a combination of cash and shares of our Common Stock , at our election, we will elect to irrevocably fix the settlement method to physical settlement in the indenture governing the notes and we will not be required to otherwise notify holders, the trustee or the conversion agent of such election or otherwise post an announcement of such election on our website or issue on a report on Form 8-K (or any successor form) disclosing such irrevocably elected settlement method. As a result, we will satisfy our conversion obligation by delivering shares of our Common Stock, together with cash in lieu of fractional shares, if applicable.

In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or convert its notes called (or deemed called) for redemption in connection with such notice of redemption, as the case may be, in certain circumstances as described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change.”

Holders will not receive any additional cash payment or additional shares of our common stock representing accrued and unpaid interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed to be paid by the cash, shares of our common stock or a combination of cash and shares of our common stock paid or delivered, as the case may be, to you upon conversion of a note.

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Limitation on Issuance of Shares of Common Stock upon Conversion;	Notwithstanding anything in the Convertible Notes Preliminary Prospectus Supplement to the contrary, a holder shall not have the right to convert all or any portion of the notes held by such holder, to the extent that immediately prior to, or immediately after giving effect to such conversion by such holder (together with its affiliates and any other persons acting as a group together with such holder or any of such holder’s affiliates (such persons, collectively, the “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by a holder and its affiliates and Attribution Parties shall not include the number of shares of Common Stock that would be issuable upon (i) conversion of the non-converted portion of the notes beneficially owned by such holder or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any of our other securities, in each case, to the extent subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its affiliates or Attribution Parties. Except as set forth in the preceding sentence, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it being acknowledged by each holder that we are not representing to such holder that such calculation is in compliance with Section 13(d) of the Exchange Act and that such holder is solely responsible for any schedules required to be filed in accordance therewith. A determination as to any “group” status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes hereof, in determining the number of outstanding shares of Common Stock , a holder may rely on the number of outstanding shares of our Common Stock as reflected in (i) our most recent periodic or annual report filed with the Securities and Exchange Commission, as the case may be, (ii) a more recent public announcement by us or (iii) a more recent written notice by us setting forth the number of shares of Common Stock outstanding. Upon the written request of a holder, we shall, within one trading day, confirm orally and in writing to such holder the number of shares of our Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of our securities by such holder or its affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the holder.

The “Beneficial Ownership Limitation” shall initially be 4.99% of the number of shares of our Common Stock outstanding immediately prior to, and immediately after giving effect to, the conversion of all or any portion of the notes. A holder, upon written notice to us, may increase or decrease the Beneficial Ownership Limitation provisions herein applicable to such holder (but not as to any other holder); provided that the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of shares of our Common Stock outstanding immediately prior to, and immediately after giving effect to, the conversion of all or any portion of the notes. Any increase in the Beneficial Ownership Limitation will not be effective until the 51st day after such notice is delivered to us.

Issue Price:	100% of principal amount per Note

Underwriting Discount:	3.0% of the principal amount of the Notes, and approximately $5.3 million in the aggregate (or approximately $6.0 million in the aggregate, if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Interest:	2.750% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2026. In addition, special interest will accrue on the Notes in the circumstances described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Events of Default—Special Interest as Sole Remedy for Certain Reporting Defaults.”

Trade Date	July 30, 2025

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Settlement Date:	T+2; August 1, 2025

Use of Proceeds:	We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $169.1 million (or approximately $194.5 million if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from the Convertible Note Offering, together with the net proceeds from the Concurrent Common Stock Offering, for working capital and general corporate purposes, which may include capital expenditures, research and development expenditures, clinical trial expenditures, commercial launch expenditures, expansion of business development activities and other general corporate purposes. See “Use of Proceeds” in the Convertible Notes Preliminary Prospectus Supplement.

Subject to the above, we may also use a portion of the net proceeds from the Convertible Note Offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

CUSIP/ISIN:	CUSIP: 15102KAA8 / ISIN: US15102KAA88

Denominations/Multiple:	$1,000 / $1,000

Initial Conversion Rate:	19.4932 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $51.30 per share of Common Stock

Conversion Premium:	Approximately 35.0% above the Public Offering Price per Share of Common Stock in the Common Stock Offering

Joint Book-Running Managers:	Jefferies LLC
TD Securities (USA) LLC
Leerink Partners LLC

Lead Manager:	LifeSci Capital LLC

Listing:	None

No Capped Call Transactions:	In connection with the pricing of the Notes, we have determined that we will not enter into the capped call transactions with one or more of the underwriters or affiliates thereof and/or other financial institutions (the “option counterparties”) as initially contemplated and as disclosed in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement. As a result of the Company’s determination not to enter into the capped call transactions, certain investors in the Notes that were expecting to hedge their equity price risk through certain derivative transactions with the option counterparties may instead hedge their equity price risk after the pricing of the Notes by entering into derivative transactions with other parties or selling shares of the Common Stock, which could adversely affect the market price of our Common Stock and the Notes.

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Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of Common Stock (the “Additional Shares”) set forth in the table below corresponding (after interpolation as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental	Stock Price
Change Effective Date	$ 38.00	$ 44.00	$ 51.30	$ 58.00	$ 66.69	$ 80.00	$ 100.00	$ 125.00	$ 250.00	$ 425.00
August 1, 2025	6.8225	5.3318	4.0879	3.2867	2.5478	1.8071	1.1604	0.7208	0.0931	0.0000
August 1, 2026	6.8225	5.3318	4.0519	3.2171	2.4576	1.7104	1.0740	0.6538	0.0787	0.0000
August 1, 2027	6.8225	5.2811	3.9053	3.0448	2.2768	1.5409	0.9367	0.5541	0.0604	0.0000
August 1, 2028	6.8225	5.1200	3.6667	2.7803	2.0115	1.3040	0.7555	0.4299	0.0418	0.0000
August 1, 2029	6.8225	4.8334	3.2774	2.3664	1.6143	0.9709	0.5211	0.2825	0.0248	0.0000
August 1, 2030	6.8225	4.2939	2.5698	1.6495	0.9780	0.4998	0.2384	0.1273	0.0106	0.0000
August 1, 2031	6.8225	3.2341	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

●	if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

●	if the stock price is greater than $425.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described below under the caption “—Adjustment of Stock Prices and Number of Additional Shares”), or less than $38.00 (subject to adjustment in the same manner), per share of our Common Stock , then no additional shares of our Common Stock will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 26.3157 shares of our Common Stock per $1,000 principal amount of notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

We have filed a registration statement (including a prospectus), the Common Stock Preliminary Prospectus Supplement, as supplemented by the Issuer Free Writing Prospectus dated July 30, 2025, and the Convertible Notes Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement, as supplemented by the Issuer Free Writing Prospectus dated July 30, 2025, or the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com; TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com; or Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105 or by email at syndicate@leerink.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Pre-Funded Warrants, the Common Stock Offering, the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Common Stock Preliminary Prospectus Supplement, as supplemented by the Issuer Free Writing Prospectus dated July 30, 2025, and the Convertible Notes Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock, the Pre-Funded Warrants or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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